Pacific Sands, Inc. 1509 Rapids Drive Racine, WI 53404 Michael.Michie@PacificSandsInc.com	Michael D. Michie
Chief Financial Officer
Vice President, Sales and Marketing

United States
Security and Exchange Commission
Division of Corporate Finance
Attn: Nili Shah, Branch Chief
Washington, D.C. 20549-7010

Re: Pacific Sands, Inc.
Form 10-KSB for the fiscal year ended June 30, 2005
For 10-QSB for the quarter ended December 31, 2005
File No. 0-29483

Ms. Shah,

We have elected to consolidate our comments to your March 30, 2006 letter in the attached letter from our counsel, Elizabeth Lehrer. This letter accurately reflects the responses by Pacific Sands to your letter.

In addition, the company acknowledges that we are responsible for the adequacy and accuracy of the disclosures in our filings. Yet, we would like to thank you for your attention to our filings and your specific comments which will aid us in improving our filings in the future. We understand that these staff comments, our responsive letter, or any changes made in response to these comments does not preclude the Commission from taking any action with respect to the associated filing and that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

/s/Michael Wynhoff	/s/Michael Michie
Michael Wynhoff, CEO	Michael Michie, CFO
Pacific Sands, Inc.	Pacific Sands, Inc.

Phone: 262-619-Eco1 (3261) FAX: 262-619-1999
Stock Ticker: PFSD

Elizabeth Lehrer

Attorney at Law

May 19, 2005

United States
Security and Exchange Commission
Division of Corporate Finance
Attn:	Nili Shah, Branch Chief
Melissa Rocha, Senior Staff Accountant
Jenn Do, Staff Accountant
Washington, D.C. 20549-7010

Re: Pacific Sands, Inc.
Form 10-KSB for the fiscal year ended June 30, 2005
For 10-QSB for the quarter ended December 31, 2005
File No. 0-29483

This letter is in response to your letter dated March 30, 2006 to the above filer, particularly addressed to the company’s CFO, Mr. Michael Michie. We would like to respond to your comments as follows:

1.
Pacific Sands is a very small company of between 5 and 6 employees. In addition, new management recently took over the company, increasing the company from an employer of between 1 and 2 employees to its present size. When new management took over the company there were no formalized controls or procedures in regard to any area of the company. Management has worked to implement its current controls and procedures in reporting while at the same time rebuilding all areas of the company. Mistakenly, we were under the impression that a company of this size was not obligated to provide Item 8A disclosure information. Due to your letter we realize that in the future filings Item 8A needs to be specifically addressed and we will endeavor to do so.

Regarding Controls and Procedures, all financial transactions executed by Pacific Sands, Inc are directly overseen by either the CFO or CEO and must be approved by both officers. All transactions and reconciliations are reviewed and signed off on by the CEO and CFO on a regular basis. Given the nature of current management and structure the opportunity for management override does exist. Based on an evaluation under the supervision and with the participation of management as of a date within 90 days of the filing date of this Quarterly Report on Form 10-QSB, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c)) under the Securities Exchange Act of 1934, are effective to ensure that information required to be disclosed in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

141 Stony Circle, Suite 250 - Santa Rosa, California 95401
Telephone (707) 575-0564 - Facsimile (707) 575-0583
e-mail: ellehrer@pacbell.net

Changes in Internal Controls. There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation. There were no significant deficiencies or material weaknesses, and therefore there were no corrective actions taken. However, the design of any system of controls is based in part upon certain assumptions about the likelihood of future events and there is no certainty that any design will succeed in achieving its stated goal under all potential future considerations, regardless of how remote.

2.
In regard to the specific comments laid out in your point one, we have studied and evaluated your comments. In future filings we will reference the correct Rule as stated in your letter. In regard to the point at time at which the certifying officers evaluate the effectiveness of disclosure procedures and controls, this action is consistently performed by these certifying officers and as such, in the future, they will specifically perform these acts at the end of the period and certify their actions as such.

In regard to Subpoint c of the 302 certification and the sixth point of these same certifications, as addressed above the officers will provide this information in future filings, thus making the accurate certification. In regard to the Section 906 certification signed by the CFO on the Form 10-KSB, we will in the future include this certification in the filing procedure. In regard to the Section 906 certification signed by the CEO on the Form 10-QSB’s, we will in the future include this certification in the filing procedure.

3.
In regard to your comments concerning the Management’s Discussion and Analysis, we appreciate your very detailed comments and will, in the future, endeavor to include these areas in the Management’s Discussion and Analysis.

4.
In regard to the noted receivable invoiced on October 2001 and January 2002, the reason we have not considered, in the past, the collectability to be 100% doubtful is the fact that this receivable is represented by equipment still in the possession of the customer. As noted above, recent management change has resulted in the company’s major focus being on building the business of the company. This receivable concerns a past enterprise of the company which present management does not consider to be a cost effective area of in which to focus much of the limited resources of the company. As such, recovery of this equipment has not been the major focus of management and has not been considered of prime importance in rebuilding the company, though consistently, in the past, some attention has been paid to collecting on this matter. Recently, the decision has been made not to pursue this receivable. Such decision will be addressed in subsequent filings.

5.	In regard to statements made concerning Controls and Procedures, we will endeavor to make the disclosure more relevant to filing as to the time period.

We thank you for your detailed review of our filings, and your detailed comments. We hope this letter has addressed your specific concerns. As stated, we will endeavor in the future to improve our filings based upon your comments.

Sincerely,

/s/ Elizabeth Lehrer
Elizabeth Lehrer, Esq.